Axos Financial, Inc.
4350 La Jolla Village Drive, Suite 140
San Diego, CA 92122

March 2, 2023

Via EDGAR
Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: William Schroeder, Staff Accountant
John Spitz, Staff Accountant

Re: Axos Financial, Inc.
Form 10-K for Fiscal Year Ended June 30, 2022
Form 10-Q for Fiscal Quarter Ended September 30, 2022
File No. 001-37709

Dear Mr. Schroeder and Mr. Spitz:

Axos Financial, Inc. (“Axos” or the “Company”) submits this response to the staff’s Comment Letter dated February 9, 2023, to Derrick Walsh, Executive Vice President and Chief Financial Officer.

For your convenience, we have repeated the Staff’s comment in italics below followed by the Company’s response.

Form 10-Q for Fiscal Quarter Ended September 30, 2022

Note 8. Commitments and Contingencies
Litigation, page 24

1. We note disclosure on page 25 that on October 26, 2022, a jury verdict was reached in the case of MUFG Union Bank, N.A. v. Axos Bank et al, resulting in a $16 million accrued expense recorded related to this litigation in your financial statements as of and for the three-months ended September 30, 2022. Please tell us how you concluded that no disclosure was required related to this litigation in your Form 10-K for the fiscal year ended June 30, 2022 and any prior filings. Specifically, please tell us how you complied with disclosure requirements of ASC 450-20-50-3 thru 50-5 as well as Item 103 of Regulation S-K related to legal proceedings in current and prior periods. Please also confirm that all disclosures related to similar loss contingencies required by ASC 450-20- 50 and legal proceedings required by Item 103 of Regulation S-K have been and will be disclosed in your future filings.

[Redacted].

Pending Litigation with MUFG

[Redacted].

The Company has requested confidential treatment for the redacted portion under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

Axos Financial, Inc.
4350 La Jolla Village Drive, Suite 140
San Diego, CA 92122

On October 26, 2022, following a week-long trial, the jury rendered a verdict finding Axos liable and awarding approximately $18 million to MUFG, which verdict has yet to be entered as a judgment by the court and remains subject to pending post-verdict motions . The following day, October 27, 2022, Axos announced its first quarter fiscal 2023 financial results and included a disclosure on page 25 of its Report on Form 10-Q concerning the litigation and jury verdict. The disclosure states:

On October 26, 2022, a jury verdict was reached in the case of MUFG Union Bank, N.A. v. Axos Bank, et al, resulting in an award to Union Bank. The Company continues to believe that the evidence supports the defendants’ understanding of the facts and that meritorious defenses exist to substantially all claims made by Union Bank. In addition, the Company believes that there exists substantial grounds for post-verdict relief and appeal. The Company recorded a $16 million accrued expense in accounts payable and other liabilities on the condensed consolidated balance sheets and in general and administrative expense on the condensed consolidated statements of income as of and for the three months ended September 30, 2022, respectively.

ASC 450

Axos did not disclose the litigation in its Report on Form 10-K for the fiscal year ended June 30, 2022, or any prior filings because after careful consideration it concluded that disclosure was not required. Accounting Standard Codification 450 (“ASC 450”) provides accounting guidance for the disclosure and accrual of certain loss contingencies. ASC 450 -20-20 defines a loss contingency as an “existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur.” An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a. “Information available before the financial statements are issued ... indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements....” It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b. The amount of loss can be reasonably estimated.

ASC 450-20-50-3 notes that when no accrual is made, either because the loss is not “probable” or because the amount of loss cannot be “reasonably estimated,” the loss contingency must nevertheless be disclosed “if there is at least a reasonable possibility that a loss . . . may have been incurred.” ASC 450-20-20 defines “reasonably possible” as the chance of occurrence being “more than remote but less than likely.” [Redacted].

Item 103 of Regulation S-K

Item 103 of Regulation S-K requires disclosure of any material pending legal proceeding, other than ordinary routine litigation incidental to the business, to which the Company, or any of its subsidiaries, are a party. No information need be given under Item 103 relating to proceedings that involve primarily a claim for damages if the amount involved, exclusive of interest and
The Company has requested confidential treatment for the redacted portion under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

Axos Financial, Inc.
4350 La Jolla Village Drive, Suite 140
San Diego, CA 92122

costs, does not exceed 10 percent of the current assets of the registrant and its subsidiaries on a consolidated basis.

Company Assessment

In consideration of the guidance outlined in ASC 450 and Item 103 of Regulation S-K, the Company performs a multi-step assessment each reporting period of pending and threatened legal matters to assess the potential outcomes of these matters, the likelihood of loss, an estimate of a reasonably possible range of losses, and any disclosure required. In connection with the end of each fiscal quarter, senior members of the Company's Legal department, including the Chief Legal Officer and in consultation with outside legal counsel, meet with members of the Company's Finance department, including the Chief Financial Officer and Executive Vice President, Finance to discuss the status of pending and threatened legal matters to determine whether it is probable that a liability has been incurred and whether a reasonable estimate of possible loss or range of loss can be made under ASC450-20-50-4. Furthermore, the Audit Committee of the Company's Board of Directors meets, prior to the earnings release and Form 10-Q or Form 10-K filing, with the Company's executive management, the senior members of the Accounting, Finance and Legal departments, the Company's auditing firm, and other Company representatives, where a summary of any material legal matters is presented to and discussed with the Audit Committee.

In determining whether it is probable, reasonably possible or remote that a liability will be incurred, the Company considers, among other things: (a) the nature of the litigation, claim, or assessment; (b) the progress of the matter; (c) the opinions, assessments or views of outside legal counsel and other advisors; (d) our experience in similar matters; (e) any decision by management as to how we intend to respond to the lawsuit, claim, or assessment; and (f) with respect to unasserted claims and assessments, our assessment of the degree of probability that a suit may be filed or a claim or assessment may be asserted and the possibility of an unfavorable outcome.

[Redacted].

* * *

Axos will review its prior disclosures concerning its pending or threatened litigation to determine whether it has been adequately disclosed and, going forward, will update its disclosures in future filings as needed, including with respect to its litigation with MUFG as material developments warrant.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company has requested confidential treatment for the redacted portion under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

Axos Financial, Inc.
4350 La Jolla Village Drive, Suite 140
San Diego, CA 92122

Respectfully submitted,

AXOS FINANCIAL, INC.

/s/ Derrick Walsh
By:	Derrick Walsh
Executive Vice President and Chief Financial Officer

CC: William Schroeder, Staff Accountant
John Spitz, Staff Accountant